Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2014 and 2013

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$44,295	$35,004
Investments	4	1,471	1,463
Accounts receivable	5	21,537	23,749
Inventories	6	27,160	23,647
Prepaid expenses		2,332	3,341
Total current assets		96,795	87,204
Non-current deposits		1,131	1,186
Mineral property, plant and equipment	8	272,374	278,533
Total assets		$370,300	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$15,932	$17,221
Income taxes payable		2,484	3,259
Derivative liabilities	10	-	1,491
Revolving credit facility		32,000	33,000
Total current liabilities		50,416	54,971

Provision for reclamation and rehabilitation		6,662	6,652
Contingent liability		140	99
Deferred income tax liability		46,778	49,053
Total liabilities		103,996	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,255,314 shares (Dec 31, 2013 - 99,784,409 shares)	Page 4	364,735	358,408
Contributed surplus	Page 4	14,620	14,836
Accumulated comprehensive income (loss)	Page 4	(4,073)	(4,081)
Deficit		(108,978)	(113,015)
Total shareholders' equity		266,304	256,148
Total liabilities and shareholders' equity		$370,300	$366,923

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2014	2013

Revenue		$53,000	$69,873

Cost of sales:
Direct production costs		27,220	36,887
Royalties		334	450
Share-based compensation	9 (a)	68	75
Depreciation and depletion		14,073	12,074
Write down of inventory to net realizable value	6	-	1,495
	14	41,695	50,981
Mine operating earnings		11,305	18,892
Expenses:
Exploration	11	2,168	4,190
General and administrative	12	2,438	3,130
		4,606	7,320
Operating earnings		6,699	11,572
Mark-to-market loss/(gain) on derivative liabilities	10	1,434	(1,452)
Mark-to-market loss/(gain) on contingent liability		41	(2,491)
Finance costs		446	247
Other income (expense):
Foreign exchange		(257)	1,400
Investment and other income		184	1,978
		(73)	3,378

Earnings before income taxes		4,705	18,646
Current income tax expense		2,942	1,836
Deferred income tax expense (recovery)		(2,274)	2,453
		668	4,289

Net earnings for the period		4,037	14,357

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	4	8	(2,839)

Comprehensive income (loss) for the period		4,045	11,518

Basic earnings (loss) per share based on net earnings		$0.04	$0.14
Diluted earnings (loss) per share based on net earnings	9 (c)	$0.04	$0.13

Basic weighted average number of shares outstanding		100,494,157	99,660,016
Diluted weighted average number of shares outstanding	9 (c)	101,435,506	101,507,642

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2012		99,541,522	$357,296	$12,828	$(5,331)	$(24,597)	$340,196

Exercise of options	9 (a)	80,000	449	(156)			293
Exercise of warrants	9 (b), 10	-	-	-			-
Share appreciation rights	9 (a)	66,488	234	(234)			-
Share-based compensation	9 (a)			563			563
Unrealized gain (loss) on available for sale assets	4				(665)		(665)
Realized gain (loss) on available for sale assets	4				(2,174)		(2,174)
Expiry and forfeiture of options				(959)		959	-
Earnings for the period						14,357	14,357
March 31, 2013		99,688,010	357,979	12,042	(8,170)	(9,281)	352,570

Exercise of options	9 (a)	59,000	281	(99)			182
Exercise of warrants	9 (b), 10	37,399	148	-			148
Share-based compensation	9 (a)			2,981			2,981
Unrealized gain (loss) on available for sale assets	4				5,006		5,006
Realized gain (loss) on available for sale assets	4				(917)		(917)
Expiry and forfeiture of options				(88)		88	-
Loss for the period						(103,822)	(103,822)
December 31, 2013		99,784,409	358,408	14,836	(4,081)	(113,015)	256,148
Exercise of options	9 (a)	315,000	1,201	(427)			774
Exercise of warrants	9 (b), 10	1,155,905	5,126	(248)			4,878
Share-based compensation	9 (a)			459			459
Unrealized gain (loss) on available for sale assets	4				8		8
Earnings for the period						4,037	4,037
March 31, 2014		101,255,314	$364,735	$14,620	$(4,073)	$(108,978)	$266,304

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31,	March 31,
	Notes	2014	2013

Operating activities
Net earnings for the period		$4,037	$14,357
Items not affecting cash:
Share-based compensation	9 (a)	459	563
Depreciation and depletion		14,155	12,148
Deferred income tax provision (recovery)		(2,274)	2,453
Unrealized foreign exchange loss (gain)		(3)	(85)
Mark-to-market loss (gain) on derivative liability	10	1,434	(1,452)
Mark-to-market loss (gain) on contingent liability		41	(2,491)
Finance costs		436	117
Write down of inventory to net realizable vallue	6	-	1,495
Gain on sale of investments	4	-	(1,777)
Net changes in non-cash working capital	13	(1,178)	(15,790)
Cash from operating activities		17,107	9,538

Investing activites
Property, plant and equipment expenditures	8	(9,234)	(28,716)
Investment in short term investments		-	(130)
Proceeds from sale of short term investments		-	4,720
Cash used in investing activities		(9,234)	(24,126)

Financing activities
Proceeds from (repayments to) revolving credit facility		(1,000)	24,000
Exercise of options and warrants	9 (a)(b)	2,727	293
Interest paid		(311)	(42)
Cash from financing activites		1,416	24,251

Effect of exchange rate change on cash and cash equivalents		2	85
Increase (decrease) in cash and cash equivalents		9,289	9,663
Cash and cash equivalents, beginning of period		35,004	18,617
Cash and cash equivalents, end of period		$44,295	$28,365

Supplementary cash flow information	13

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on May 7, 2014 .

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina Spa, MXRT Holding Ltd. , Compania Minera El Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2013, except as noted in Note 3(a).

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2013. In addition, the following accounting policy has been further defined for these condensed consolidated interim financial statements.

(a)	Changes in International Financial Reporting Standards (IFRS)

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21

In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognized a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the financial statements.

(b)	Changes in IFRS Not Yet Adopted

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the International Accounting Standards Board issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

4.	INVESTMENTS

	March 31	December 31
	2014	2013
Investment in marketable securities, at cost	5,544	5,544
Unrealized gain (loss) on marketable securities	(3,591)	(3,772)
Unrealized foreign exchange gain (loss)	(482)	(309)
	1,471	1,463

The marketable securities are classified as Level 1 in the fair value hierarchy (see Note 15) and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

5.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2014	2013

Trade receivables		$9,802	$10,263
IVA receivables		10,925	12,717
Income tax receivables		385	411
Due from related parties	7	210	248
Other receivables		215	110
		$21,537	$23,749

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see Note 15).

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	INVENTORIES

	March 31	December 31
	2014	2013

Warehouse inventory	$10,202	$10,522
Stockpile inventory (1)	8,914	8,530
Finished Goods inventory (2)	5,565	1,023
Work in process inventory (3)	2,479	3,572
	$27,160	$23,647

(1)	The Company stockpiled 126,422 tonnes of mined ore as of March 31, 2014 (December 31, 2013 – 128,604 tonnes).
(2)

The Company held 356,351 silver ounces and 1,534 gold ounces as of March 31, 2014 (December 31, 2013 – 51,000 and 198, respectively). These ounces are carried at the lesser of cost and net realizable value. As at March 31, 2014, the quoted market value of the silver ounces was $7,116 (December 31, 2013 - $995) and the quoted market value of the gold ounces was $1,982 (December 31, 2013 - $238).

(3)

The work in process inventory balances at December 31, 2013 include a write down to net realizable value of $664 for work in process inventory held by the El Cubo mine. Of this amount, $234 is comprised of cash costs and $430 relates to depreciation and depletion.

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a related party company, with a director in common and from time to time will incur third party costs on behalf of the related party on a full cost recovery basis. The Company has a $210 net receivable related to administration costs and other items outstanding as of March 31, 2014 (December 31, 2013 – $169).

The Company was charged $28 for the three months ended March 31, 2014 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (March 31, 2013 - $45). The Company has a $17 payable related to legal costs outstanding as of March 31, 2014 (December 31, 2013- $8).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2012	$329,314	$51,885	$40,334	$6,721	$6,027	$434,281
Additions	38,761	35,034	11,675	1,977	1,218	88,665
Disposals	-	(16)	-	-	(114)	(130)

Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816

Additions	6,804	1,186	1,151	71	103	9,315
Disposals	-	-	-	-	(27)	(27)

Balance at March 31, 2014	$374,879	$88,089	$53,160	$8,769	$7,207	$532,104

Accumulated amortization
Balance at December 31, 2012	$72,231	$11,459	$8,559	$1,014	$2,587	$95,850
Amortization	39,091	5,964	5,319	703	1,634	52,711
Impairment	81,743	14,072	-	-	-	95,815
Disposals	-	-	-	-	(93)	(93)

Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	11,698	1,415	1,799	191	371	15,474
Disposals	-	-	-	-	(27)	(27)

Balance at March 31, 2014	$204,763	$32,910	$15,677	$1,908	$4,472	$259,730

Net book value
At December 31, 2013	$175,010	$55,408	$38,131	$6,981	$3,003	$278,533
At March 31, 2014	$170,116	$55,179	$37,483	$6,861	$2,735	$272,374

As of March 31, 2014, the Company had $344 committed to capital equipment purchases.

9.	SHARE CAPITAL

(a)	Purchase Options

Options to purchase common shares of the Company have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value of the Company’s common shares on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and change during the periods presented:

Expressed in Canadian dollars	Period Ended		Year Ended
	March 31, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	5,695,550	$5.26	4,171,450	$5.87
Granted	-	-	2,022,500	$4.12
Exercised (1)	(315,000)	$2.70	(259,000)	$3.56
Cancelled	-	-	(239,400)	$8.20
Outstanding, end of period	5,380,550	$5.41	5,695,550	$5.26

Options exercisable at period-end	3,992,550	$5.67	4,307,550	$5.45

(1) There were nil options cancelled in exchange for share appreciation rights in the period ended March 31, 2014 (March 31, 2013 – 120,000 options priced at CAN $3.67 cancelled in exchange for 66,488 share appreciation rights).

The following tables summarize information about stock options outstanding at March 31, 2014:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2014	(Number of Years)	Prices	Mar 31, 2014	Prices

$1.00 - $1.99	150,000	0.2	$1.87	150,000	$1.87
$2.00 - $2.99	40,000	3.2	$2.01	40,000	$2.01
$3.00 - $3.99	1,267,400	1.0	$3.56	1,267,400	$3.56
$4.00 - $4.99	1,997,500	4.1	$4.12	784,000	$4.12
$8.00 - $8.99	1,925,650	2.6	$8.31	1,751,150	$8.29
	5,380,550	2.8	$5.41	3,992,550	$5.67

During the period ended March 31, 2014, the Company recognized share-based compensation expense of $459 (March 31, 2013 - $563) based on the fair value of the vested portion of options granted in prior periods.

(b)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	March 31, 2014
CAN $
$1.90	February 25, 2014	475,000	-	(475,000)	-	-
$1.51	February 25, 2014	25,292	-	(25,292)	-	-
$1.90	February 26, 2014	322,207	-	(322,207)	-	-
$2.05	February 26, 2014	374,468	-	(374,468)	-	-
		1,196,967	-	(1,196,967)	-	-

The warrants with an expiry date of February 26, 2014, consisting of agents’ warrants issued for placing debentures and warrants issued on conversion of debentures, were eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended March 31, 2014, 85,525 warrants (March 31, 2013 – nil) were elected by the holders to be exercised “cashless” resulting in 44,463 shares (March 31, 2013 – nil) being issued.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Diluted Earnings per Share

		Three Months ended
		March 31	March 31
	Note	2014	2013
Basic earnings		$4,037	$14,357
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	-	(1,452)
Diluted earnings		$4,037	$12,905

Basic weighted average number of shares outstanding		100,494,157	99,660,016
Effect of dilutive securities:
Stock options		941,349	954,966
Share purchase warrants		-	251,964
Share purchase warrants with embedded derivative liabilities		-	640,696
Diluted weighted average number of share outstanding		101,435,506	101,507,642

Diluted earnings per share		$0.04	$0.13

10.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different from the functional currency of the Company (U.S. dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability was classified as level 2 in the fair value hierarchy (see Note 15). The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding as at December 31, 2013 were exercised during the period ended March 31, 2014.

Balance at December 31, 2012	$5,336
Exercise of financial liability	-
Mark to market loss (gain)	(1,452)
Balance at March 31, 2013	3,884
Exercise of financial liability	(95)
Mark to market loss (gain)	(2,298)
Balance at December 31, 2013	1,491
Exercise of financial liability	(2,925)
Mark to market loss (gain)	1,434
Balance at March 31, 2014	$-

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Period Ended	Year Ended
	Mar 31, 2014	Dec 31, 2013
Outstanding warrants	-	849,468
Weighted average fair value of warrants at period end	-	$1.75
Risk-free interest rate	-	0.88%
Expected dividend yield	-	0%
Expected stock price volatility	-	45%
Expected warrant life in years	-	0.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected life of the warrants.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three months ended
	March 31	March 31
	2014	2013

Depreciation and depletion	$35	$34
Share-based compensation	25	-
Salaries, wages and benefits	487	628
Direct costs	1,621	3,528
	$2,168	$4,190

12.	GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31	March 31
	2014	2013

Depreciation and depletion	$38	$40
Share-based compensation	366	488
Salaries, wages and benefits	1,048	1,205
Direct costs	986	1,397
	$2,438	$3,130

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended
	March 31	March 31
	2014	2013

Net changes in non-cash working capital
Accounts receivable	$2,174	$(11,603)
Inventories	(2,265)	(392)
Prepaid expenses	1,009	(4,868)
Due from related parties	38	(51)
Accounts payable and accrued liabilities	(1,359)	805
Income taxes payable	(775)	319
	$(1,178)	$(15,790)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$427	$156
Fair value of shares issued under the share appreciation rights plan	-	234
Fair value of exercised agent warrants allocated to share capital	248	-

Other cash disbursements:
Income taxes paid	$3,856	$2,846

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	Mar 31, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$3,534	$131	$15,760	$21,854	$3,016	$44,295
Investments	1,471	-	-	-	-	1,471
Accounts receivables	177	216	2,517	7,437	11,190	21,537
Inventories	-	-	12,087	9,252	5,821	27,160
Prepaid expenses	1,153	238	475	235	231	2,332
Non-current deposits	276	56	582	143	74	1,131
Mineral property, plant and equipment	243	4,344	24,665	51,358	191,764	272,374
Total assets	$6,854	$4,985	$56,086	$90,279	$212,096	$370,300

Accounts payable and accrued liabilities	$4,070	$717	$3,862	$2,941	$4,342	$15,932
Income taxes payable	411	-	1,156	868	49	2,484
Revolving credit facility	32,000	-	-	-	-	32,000
Provision for reclamation and rehabilitation	-	-	1,850	1,040	3,772	6,662
Contingent liability	140	-	-	-	-	140
Deferred income tax liability	(138)	-	2,522	20,271	24,123	46,778
Total liabilities	$36,483	$717	$9,390	$25,120	$32,286	$103,996

	December 31, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,991	$143	$9,696	$13,880	$4,294	$35,004
Investments	1,463	-	-	-	-	1,463
Accounts receivables	374	78	3,204	9,807	10,286	23,749
Inventories	-	-	12,138	6,675	4,834	23,647
Prepaid expenses	1,562	242	517	220	800	3,341
Non-current deposits	331	56	582	143	74	1,186
Mineral property, plant and equipment	231	4,321	23,392	58,399	192,190	278,533
Total assets	$10,952	$4,840	$49,529	$89,124	$212,478	$366,923

Accounts payable and accrued liabilities	$4,931	$365	$4,219	$2,713	$4,993	$17,221
Income taxes payable	411	-	-	2,848	-	3,259
Derivative liabilities	1,491	-	-	-	-	1,491
Revolving credit facility	33,000	-	-	-	-	33,000
Provision for reclamation and rehabilitation	-	-	1,846	1,039	3,767	6,652
Contingent liability	99	-	-	-	-	99
Deferred income tax liability	172	-	2,090	20,372	26,419	49,053
Total liabilities	$40,104	$365	$8,155	$26,972	$35,179	$110,775

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Three months ended March 31, 2014
Silver revenue	$-	$-	$15,330	$11,193	$4,998	$31,521
Gold revenue	-	-	2,380	13,344	5,755	21,479
Total revenue	$-	$-	$17,710	$24,537	$10,753	$53,000
Salaries, wages and benefits:
mining	$-	$-	$1,512	$1,186	$1,927	$4,625
processing	-	-	555	279	463	1,297
administrative	-	-	912	937	756	2,605
stock based compensation	-	-	23	23	22	68
change in inventory	-	-	(573)	58	(450)	(965)
Total salaries, wages and benefits	-	-	2,429	2,483	2,718	7,630
Direct costs:
mining	-	-	3,308	3,802	2,841	9,951
processing	-	-	3,374	4,280	2,036	9,690
administrative	-	-	646	566	639	1,851
change in inventory	-	-	(1,260)	236	(810)	(1,834)
Total direct production costs	-	-	6,068	8,884	4,706	19,658
Depreciation and depletion:
depreciation and depletion	-	-	2,215	6,765	5,745	14,725
change in inventory	-	-	125	(478)	(299)	(652)
Total depreciation and depletion	-	-	2,340	6,287	5,446	14,073
Royalties	-	-	146	120	68	334

Total cost of sales	$-	$-	$10,983	$17,774	$12,938	$41,695
Earnings (loss) before taxes	$(4,432)	$(2,168)	$6,727	$6,763	$(2,185)	$4,705
Current income tax expense	-	-	1,397	1,476	69	2,942
Deferred income tax expense (recovery)	-	-	123	(101)	(2,296)	(2,274)
Total income tax expense (recovery)	-	-	1,520	1,375	(2,227)	668
Net earnings (loss)	$(4,432)	$(2,168)	$5,207	$5,388	$42	$4,037

	Three months ended March 31, 2013
Silver revenue	$-	$-	$17,490	$19,103	$7,914	$44,507
Gold revenue	-	-	1,362	16,996	7,008	25,366
Total revenue	$-	$-	$18,852	$36,099	$14,922	$69,873
Salaries, wages and benefits:
mining	$-	$-	$1,693	$1,621	$2,316	$5,630
processing	-	-	493	539	411	1,443
administrative	-	-	863	1,275	980	3,118
stock based compensation	-	-	25	25	25	75
change in inventory	-	-	82	612	14	708
Total salaries, wages and benefits	-	-	3,156	4,072	3,746	10,974
Direct costs:
mining	-	-	4,204	4,393	3,280	11,877
processing	-	-	2,890	5,510	1,617	10,017
administrative	-	-	984	918	1,156	3,058
change in inventory	-	-	303	720	13	1,036
Total direct production costs	-	-	8,381	11,541	6,066	25,988
Depreciation and depletion:
depreciation and depletion	-	-	3,564	2,487	5,226	11,277
change in inventory	-	-	(144)	452	489	797
Total depreciation and depletion	-	-	3,420	2,939	5,715	12,074
Royalties	-	-	450	-	-	450
Write down of inventory to NRV	-	-	-	-	1,495	1,495
Total cost of sales	$-	$-	$15,407	$18,552	$17,022	$50,981

Earnings (loss) before taxes	$3,944	$(4,190)	$3,445	$17,547	$(2,100)	$18,646
Current income tax expense	-	-	1,330	476	30	1,836
Deferred income tax expense	-	-	722	629	1,102	2,453
Total income tax expense	-	-	2,052	1,105	1,132	4,289
Net earnings (loss)	$3,944	$(4,190)	$1,393	$16,442	$(3,232)	$14,357

The Exploration segment included $133 for the three months ended March 31, 2014 (2013 - $332) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2014	$	$	$	$

Financial assets:
Available for sale securities	1,471	1,471	-	-
Trade receivables	9,802	9,802	-	-
Total financial assets	11,273	11,273	-	-

Financial liabilities:
Contingent liabilities	140	-	140	-
Total financial liabilities	140	-	140	-

Fair values of financial assets and liabilities:

	As at March 31, 2014		As at December 31, 2013
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	44,295	44,295	35,004	35,004
Available for sale securities	1,471	1,471	1,463	1,463
Trade receivables	9,802	9,802	10,263	10,263
Other receivables	11,735	11,735	13,486	13,486
Total financial assets	67,303	67,303	60,216	60,216

Financial liabilities:
Accounts payable and
accrued liabilities	15,932	15,932	17,221	17,221
Revolving credit facility	32,000	32,000	33,000	33,000
Contingent liabilities	140	140	99	99
Derivative liabilities	-	-	1,491	1,491
Total financial liabilities	48,072	48,072	51,811	51,811

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 4)
•	Trade receivables (see Note 5)
•	Derivative liabilities (see Note 10)

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 16 -